FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Announces Final Results of Delhaize America debt Tender Offer and Closing of Senior Notes Offering

BRUSSELS, Belgium – June 28, 2007 - Delhaize Group, the Belgian international food retailer (Euronext Brussels: DELB, NYSE: DEG) announced today that it has successfully closed its offering of EUR 500 million and USD 450 million Senior Notes. In addition, Delhaize Group announced the final results of Delhaize America’s debt tender offer.

“This tender offer and related refinancing have improved substantially our financial flexibility and debt profile,” said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “We have been particularly pleased with the attractive refinancing conditions and the success of our first benchmark euro bond, reflecting the recognition by the financial markets of the operational and financial strengths of Delhaize Group.”

Tender Offer

The tender offer by Delhaize America to purchase for cash up to USD 1.1 billion of its 8.125% Notes due 2011, 9.000% Debentures due 2031 and 8.050% Notes due 2027, in order of purchase priority (together, the “Debt Securities”) expired on June 26, 2007 at midnight, New York City time (the “Expiration Time”). The tender offer was made upon the terms, and subject to the conditions, set forth in the Offer to Purchase dated May 30, 2007 and the related Letter of Transmittal.

According to Global Bondholders Services Corporation (the “Depositary”), USD 1,049,557,000 in aggregate principal amount of 8.125% Notes were validly tendered and not withdrawn prior to the Expiration Time. Delhaize America has accepted for payment all of the tendered 8.125% Notes.

USD 662,524,000 in aggregate principal amount of 9.000% Debentures were validly tendered and not withdrawn prior to the Expiration Time. Delhaize America has accepted for payment USD 50,443,000 of the tendered 9.000% Debentures. The offer for the 9.000% Debentures is subject to proration as described in the Offer to Purchase at a proration factor of 7.63%.

Because the aggregate principal amount of the 8.125% notes due 2011 and 9.000% debentures due 2031 validly tendered and not validly withdrawn on or before 5:00 p.m., New York City time, on June 12, 2007 (the “Withdrawal Deadline”) exceeded the Tender Cap, Delhaize America will not purchase any of the 8.050% notes due 2027 in the offer. Debt Securities of this series that have been tendered were returned promptly to tendering holders following the Withdrawal Deadline.

The principal amount of each series of Debt Securities validly tendered and not validly withdrawn and the principal amount accepted for purchase are shown in the table below.

Title of Security	Acceptance Priority Level	Principal Amount Outstanding	Principal Amount of Securities Tendered	Principal Amount Accepted for Purchase	Proration Factor
8.125% Notes due 2011	1	USD 1,100,000,000	USD 1,049,557,000	USD 1,049,557,000	N/A
9.000% Debentures due 2031	2	USD 855,000,000	USD 662,524,000	USD 50,443,000	7.63%

Delhaize America expects to pay today, June 28, 2007 (the “Settlement Date”) for the Debt Securities purchased pursuant to the tender offer. It will pay holders who validly tendered and did not withdraw their Debt Securities at or prior to 5:00 p.m., New York City time, on June 12, 2007 (the “Early Tender Time”) the total consideration (the “Total Consideration”) of USD 1,085.70 for each USD 1,000 principal amount of 8.125% Notes accepted for purchase and USD 1,225.64 for each USD 1,000 principal amount of 9.000% Debentures accepted for purchase, plus, in each case, accrued and unpaid interest up to, but not including, the Settlement Date. The Total Consideration includes an early tender premium of USD 40 per USD 1,000 principal amount of Debt Securities tendered.

Delhaize America will pay holders who validly tendered after the Early Tender Time and did not withdraw their Debt Securities prior to the Expiration Time the applicable Total Consideration minus the early tender premium, which will result in tender offer consideration of USD 1,045.70 for each USD 1,000 principal amount of 8.125% Notes accepted for purchase and USD 1,185.64 for each USD 1,000 principal amount of 9.000% Debentures accepted for purchase, plus, in each case, accrued and unpaid interest up to, but not including, the Settlement Date.

Series	Total Consideration (Including Early Tender Premium)	Tender Consideration (Excluding Early Tender Premium)	Accrued Interests
8.125% Notes due 2011	USD 1,085.70	USD 1,045.70	USD 16.48
9.000% Debentures due 2031	USD 1,225.64	USD 1,185.64	USD 18.25

Because the outstanding debt has been purchased above its book value, Delhaize Group incurred a one-time pre-tax charge of approximately EUR 103 million (at current exchange rates of 1 EUR = 1.3450 USD; approximately EUR 110 million at identical exchange rates of 1 EUR = 1.2556 USD in 2006) to be recorded as a financial expense in the second quarter of 2007. The net impact of the transaction on 2007 net earnings, including the one-time charge, interest cost reduction and tax effects, is expected to be approximately EUR -53 million at current exchange rates (EUR 57 million at identical exchange rates). From 2008, Delhaize Group expects a positive annual net earnings impact of approximately EUR 18 million at current exchange rates because of lower financial and tax expenses.

New Debt Issuance

A condition of the tender offer was to obtain funds, which included the sale of new debt securities by Delhaize Group, adequate to pay the costs of the tender offer.

Delhaize Group has completed the sale of EUR 500 million principal amount of 5.625% Senior Notes due 2014 issued at 99.915% of the principal amount and USD 450 million principal amount of 6.50% Senior Notes due 2017 issued at 99.656% of the principal amount, in each case excluding underwriter discounts.

The offering of the senior notes was made only to qualified investors, in reliance upon applicable private placement exemptions. No public offering was made in respect of the senior notes, whether in Belgium, the United States or any other jurisdiction. The private placement was conducted pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The securities offered have not been registered under the Securities Act or any U.S. state securities laws, and unless so registered, may not be offered or sold in the U.S., except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

Delhaize Group

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of March 2007, Delhaize Group’s sales network consisted of 2,717 stores. In 2006, Delhaize Group posted EUR 19.2 billion (USD 24.1 billion) in net sales and other revenues and EUR 351.9 million (USD 441.8 million) in net profit. At the end of 2006, Delhaize Group employed approximately 142,500 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Disclaimers

This press release is not an offer to purchase any Debt Securities, which was made only pursuant to the terms of the Offer to Purchase and the Letter of Transmittal and in accordance with applicable securities laws. This press release shall not constitute a notice of redemption of any Debt Securities.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about raising funds through a private placement of senior notes and the use of proceeds of such private placement of senior notes, strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2005 and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: June 28, 2007	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President